SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___2___)*


                        WorldWide Web NetworX Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 981604101
              -----------------------------------------------------
                                 (CUSIP Number)

                                December 20, 2002
               -------------------------------------------------------

                (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        Page 1 of 5 pages

CUSIP No. 981604101                  13D                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4  SOUECE OF FUNDS

--------------------------------------------------------------------------------

   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(a)


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES             0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH              0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH              0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 981604101                  13D                    Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4  SOUECE OF FUNDS


--------------------------------------------------------------------------------

   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(a)


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES             0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH              0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH              0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


                      BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 981604101                  13D                    Page 4 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Blair Ventures Fund-I, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4  SOUECE OF FUNDS


--------------------------------------------------------------------------------

   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(a)


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES             0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH              0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH              0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 5 of 5 Pages

Item 1.     (a)   Name of Issuer:

                  WorldWide Web NetworX Corporation
                  Shares of Common Stock, $.001 par value

                 Address of Issuer's Principal Executive Offices:

                  P.O. Box 460
                  Villanova, PA  19099

Item 2.     (a)   Name of Person Filing:

                    J. Morton Davis, D.H. Blair Investment Banking Corp.
                    ("Blair  Investment"),   and  Blair  Ventures-Fund I,  Inc.
                    ("Blair Ventures"). See attached Exhibit A of the previous filing for a copy of their agreement to file this statement on behalf of each of them.

Item 5 Ownership is revised in its entirety as follows:

        (a) As of December 20, 2002 Mr. Davis may be deemed to beneficially own no shares of the Issuer.

                As of December 20, 2002, Blair Investment may be deemed to beneficially own no shares of the Issuer.

                As of December 20, 2002, Blair Ventures may be deemed to beneficially own no shares of the Issuer (1).

Item 10.    Certification.

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                             Signature.

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: December 22, 2002



By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis




Date: December 22, 2002
      D.H. Blair Investment Banking Corp.




By:  /s/ David Nachamie
   -------------------------------
     David Nachamie
     Treasurer



Date: December 22, 2002
      Blair Ventures Fund-I, Inc.



By:  /s/ Jonathan Turkel
   -------------------------------
     Jonathan Turkel
     Vice President

____________________________________________________________________________

(1) A promissory note made by the Issuer in the principal amount of $3,600,000 is owned by Blair Ventures. The Issuer is in default on this Note and Blair Ventures commenced an action to collect on the Note. The Note was convertible into the Issuer's stock at $.75 per shares. The shares of the Issuer are, for all practical purposes, not trading or not tradeable, and therefore, not included in Item 5.